SUB-ITEM 77(C)
                    MATTERS SUBMITTED TO VOTE OF SHAREHOLDERS

The shareholders of Daily Assets Treasury Obligations Fund, Daily Assets Government Obligations Fund, and Daily Assets Cash Fund, each a series of the Registrant, approved an Agreement and Plan of Reorganization to merge with and into Daily Assets Treasury Fund, Daily Assets Government Fund, and Daily Assets Cash Fund, respectively, each a series of Monarch Funds, another registered investment company on May 28, 2003.

The shareholders of Daily Assets Government Fund approved an Agreement and Plan of Reorganization to merge with and into Daily Assets Government Obligations Fund, a series of Monarch Funds, another registered investment company on July 15, 2003.